SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 2)*

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

Arlon Valencia Holdings LLC 767 Fifth Avenue New York, New York 10153 (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
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CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
734 Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,200,405 (1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
3,200,405 (1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,200,405

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) Includes 20,000 shares of Common Stock owned by George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote these 20,000 shares as directed by 734 Investors, LLC.  The agreement also restricts Mr. Brokaw's ability to sell these 20,000 shares, except pro rata with sales by 734 Investors, LLC. 734 Investors, LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
2 of 11

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Valencia Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,220,103 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,220,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
3 of 11

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Food and Agriculture Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,220,103 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,220,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
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CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Food and Agriculture Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,220,103 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,220,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
5 of 11

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Arlon Food and Agriculture Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,220,103 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,220,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
6 of 11

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Continental Grain Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,220,103 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,220,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
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CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS
Paul J. Fribourg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,220,103 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,220,103 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,220,103

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The information set forth in Items 2, 4, 5 and 6 is incorporated herein by reference.

(2) The percentage of shares of Common Stock was determined using a denominator of 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.
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CUSIP No.: 016230 10-4

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 29, 2018, as amended by Amendment No. 1 filed with the SEC on December 7, 2018 (the "Schedule 13D") by 734 Investors, LLC, a Delaware limited liability company ("734 Investors"), Arlon Valencia Holdings LLC, a Delaware limited liability company ("Arlon"), Arlon Food and Agriculture Partners LP, a Delaware limited partnership ("AFAP"), Arlon Food and Agriculture Associates LLC, a Delaware limited liability company ("AFAA"), Arlon Food and Agriculture Holdings LLC, a Delaware limited liability company ("AFAH"), Continental Grain Company, a Delaware corporation ("CGC"), and Paul J. Fribourg (collectively, together with 734 Investors, Arlon, AFAP, AFAA, AFAH and CGC, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Except as indicated in this Amendment No. 2, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

ITEM 1. Security and Issuer.

The third sentence in Item 1 of the Schedule 13D is hereby deleted in its entirety.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 in the Schedule 13D is hereby amended by inserting the following paragraphs after the sixth paragraph:

On February 11, 2019, the parties to the Delaware Litigation entered into a Settlement Agreement and Release (the "Settlement Agreement").  Pursuant to the Settlement Agreement, the parties to the Delaware Litigation will dismiss all claims in the Delaware Litigation.  The Settlement Agreement also includes mutual releases and covenants not to sue among the parties to the Delaware Litigation with respect to the claims asserted in the Delaware Litigation.
Pursuant to the Settlement Agreement, 734 Agriculture resigned as managing member of 734 Investors and Arlon was confirmed as managing member of 734 Investors.  Any description of the Settlement Agreement is qualified in its entirety by reference to the full document, which is incorporated hereto by reference as Exhibit I.
ITEM 4.  Purpose of Transaction.

The first paragraph in Item 4 in the Schedule 13D is hereby deleted and replaced with the following paragraph:

The shares of Common Stock owned by the Reporting Persons represent approximately 43.1% of the Issuer's outstanding voting securities.

The second paragraph in Item 4 in the Schedule 13D is hereby deleted and replaced with the following paragraphs:

On February 11, 2019, the Company entered into a settlement agreement with Mr. Remy W. Trafelet, the former president and chief executive officer of the Company, and certain of his affiliates, along with certain members of the Board (as defined below), including Mr. Benjamin D. Fishman, an affiliate of the Reporting Persons, to dismiss the pending litigation in the Circuit Court of the Thirteenth Judicial Circuit in and for Hillsborough County, Florida captioned 734 Agriculture, LLC v. Brokaw, Case No. 18-CA-011294.

In accordance with the settlement agreement, which was unanimously approved by the Board, Mr. Trafelet has resigned from his roles as president and chief executive officer and a director of the Company.

ITEM 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 7,462,803 shares of Common Stock outstanding as of February 4, 2019, as disclosed in the Issuer's Form 10-Q, filed on February 11, 2019.

734 Investors

The aggregate number of shares of Common Stock that 734 Investors owns beneficially pursuant to Rule 13d-3 of the Act is 3,200,405 shares of Common Stock, which constitutes approximately 42.9% of the outstanding shares of Common Stock. This includes 20,000 shares of Common Stock owned by Mr. George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors to vote these 20,000 shares as directed by 734 Investors. The agreement also restricts Mr. Brokaw's ability to sell these 20,000 shares, except pro rata with sales by 734 Investors. 734 Investors disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.

Arlon

As the sole managing member of 734 Investors, Arlon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,200,405 shares of Common Stock owned by 734 Investors. Arlon also is the beneficial owner of 19,698 shares of Common Stock. Collectively, Arlon has beneficial ownership of approximately 43.1% of the outstanding shares of Common Stock. Arlon disclaims beneficial ownership of any shares of Common Stock owned by 734 Investors except to the extent of its pecuniary interest therein.

AFAP

As the managing member of Arlon, AFAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,220,103 shares of Common Stock, which constitutes approximately 43.1% of the outstanding shares of Common Stock. AFAP disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAA

As the general partner of AFAP, AFAA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,220,103 shares of Common Stock, which constitutes approximately 43.1% of the outstanding shares of Common Stock. AFAA disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

AFAH

As the managing member of AFAA, AFAH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,220,103 shares of Common Stock, which constitutes approximately 43.1% of the outstanding shares of Common Stock. AFAH disclaims beneficial ownership of any shares of Common stock held by Arlon, except to the extent of its pecuniary interest therein.
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CUSIP No.: 016230 10-4

CGC

As the managing member of AFAH, CGC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,220,103 shares of Common Stock, which constitutes approximately 43.1% of the outstanding shares of Common Stock. CGC disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of its pecuniary interest therein.

Mr. Paul J. Fribourg

Individually and as Chairman, Chief Executive Officer and President of CGC, Mr. Paul Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,220,103 shares of Common Stock, which constitutes approximately 43.1% of the outstanding shares of Common Stock. Mr. Fribourg disclaims beneficial ownership of any shares of Common Stock held by Arlon, except to the extent of his pecuniary interest therein.

Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

734 Investors

734 Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,200,405 shares of Common Stock. This includes 20,000 shares of Common Stock owned by Mr. George R. Brokaw. Mr. Brokaw has entered into an agreement with 734 Investors to vote these 20,000 shares as directed by 734 Investors. The agreement also restricts Mr. Brokaw's ability to sell these 20,000 shares, except pro rata with sales by 734 Investors. 734 Investors disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein.

Arlon

In its capacity as the sole managing member of 734 Investors, Arlon may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,220,103 shares of Common Stock.

AFAP

In its capacity as the managing member of Arlon, AFAP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,220,103 shares of Common Stock.

AFAA

In its capacity as the general partner of AFAP, AFAA may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,220,103 shares of Common Stock.

AFAH

In its capacity as the managing member of AFAA, AFAH may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,220,103 shares of Common Stock.

CGC

In its capacity as the managing member of AFAH, CGC may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,220,103 shares of Common Stock.

Mr. Paul J. Fribourg

In his capacity as Chairman, Chief Executive Officer and President of CGC, Mr. Paul J. Fribourg may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,220,103 shares of Common Stock.

Except as described in this Item 5(b), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

(c) On January 15, 2019, 946 shares of Common Stock were issued to Mr. Benjamin D. Fishman, an employee of an affiliate of Arlon, in connection with Mr. Fishman's service on the Board. Mr. Fishman transferred these shares to Arlon on January 15, 2019.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by any of the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs immediately following the eighth paragraph under the heading "Amended and Restated Limited Liability Company Operating Agreement":

On February 11, 2019, the parties to the Delaware Litigation entered into the Settlement Agreement.  Pursuant to the Settlement Agreement, the parties to the Delaware Litigation will dismiss all claims in the Delaware Litigation.  The Settlement Agreement also includes mutual releases and covenants not to sue among the parties to the Delaware Litigation with respect to the claims asserted in the Delaware Litigation.
Pursuant to the Settlement Agreement, 734 Agriculture resigned as managing member of 734 Investors and Arlon was confirmed as managing member of 734 Investors.
ITEM 7.  Material to be Filed as Exhibits.

Exhibit A – Agreement pursuant to Rule 13d-1(k).

Exhibit I – Settlement Agreement, dated as of February 11, 2019, by and among Arlon, Remy W. Trafelet, 734 Investors, 734 Agriculture and the other parties thereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2019	734 INVESTORS, LLC
By: Arlon Valencia Holdings LLC Its: Managing Member
	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON VALENCIA HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

CONTINENTAL GRAIN COMPANY

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Senior Vice President - Legal

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg

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